

October 12, 2012

Via E-mail
Mr. Alex Waldemar Zornig
Chief Financial Officer
OI S.A.
Rua Humberto de Campos, 425
8° andar
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re: OI S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Response dated September 18, 2012**
> **File No. 001-15256**

Dear Mr. Zornig:

We have reviewed your response letter dated September 18, 2012 and your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Management's Discussion and Analysis
Financial Expenses, Net, page 108

1. Please expand your discussion of your results of operations to include a separate discussion of the impact of inflation factors, included arrangements where the amount you will pay or receive is impacted by inflation. We note that your current discussion addresses the impact of inflation combined with interest. Refer to Item 5.A.2 of Form 20-F.

Consolidated Statement of Cash Flows, page F-6

2. In your response to prior comment 1 you identify five types of contracts and/or arrangements which you have adjusted for inflation. Please address the following for each:

    - The source of the inflation index.
    - Identify the inflation index that is used for each assumption and confirm, if true, that the index used is from the same source each reporting period.
    - Clarify if the inflation index is adjusted. Specifically address paragraph AG33(f) of IAS 39 in your response.
    - Clarify if you are legally or contractually required to include an estimated inflation adjustment.
    - Clarify what you mean when you state that you account for the inflation adjustment using the accrual method.

3. We note that you state that provisions for pension funds are accrued based on actuarial assumptions, which include estimated inflation. Please address each of the following:

    - Identify the actuarial assumptions which include estimated inflation.
    - Identify the inflation index that is used for each assumption and confirm, if true, that the index used is from the same source each reporting period. Specifically address paragraph 78 of IAS 19 in your response. We note your related disclosure on page F-76.
    - Clarify if you are legally or contractually required to include estimated inflation in the assumption. Specifically address paragraph 29(c) of IAS 19 in your response.
    - We note your disclosure on page F-19 that "[t]he present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest." We further note on page F-79 that you use a nominal discount rate. Please explain to us why you use an nominal rate when certain of your assumptions include estimated inflation. Specifically address paragraph 79 of IAS 19 in your response.

4. We note your disclosure on page 15 that you have certain "loans and financing and debentures that were subject to the *Taxa de Juros de Longo Prazo*, or TJLP." We also note your disclosure that the TJLP includes an inflation factor. Please tell us how you consider the inflation factor in your application of the effective interest method. Specifically address paragraph 9, AG7 and AG8 of IAS 39 in your response.

5. Please expand your disclosure to provide a sensitivity analysis that addresses the inflation risk that you are exposed to at the end of the reporting period, showing how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at that date. Refer to paragraphs 40(a), B17, and IG32 of IFRS 7.

Mr. Alex Waldemar Zornig
OI S.A.
October 12, 2012
Page 3

       Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3315 or me at (202) 551-3810 with any other questions.

       Sincerely,

       /s/ Robert S. Littlepage for

       Larry Spirgel
       Assistant Director